August 2, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3651

Attn:	John Cannarella

Re:	Nash Finch Company
Form 10-K for the fiscal year ended December 31, 2005
Form 10-K/A for the fiscal year ended December 31, 2005
Form 10-Q for the fiscal quarter ended March 25, 2006
File No. 0-00785
Dear Mr. Cannarella:
     Confirming our telephone conversation yesterday, Nash Finch Company will provide a response to the comments regarding the above-referenced filings contained in the July 28, 2006 letter from William Choi, Accounting Branch Chief of the Division of Corporation Finance, to Alec Covington, President and CEO of Nash Finch Company, by September 1, 2006.

Very truly yours,
/s/ John A. Haveman
John A. Haveman
Assistant General Counsel